Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial statements as of March 31, 2024 and June 30, 2023, and for the three and nine month periods ended March 31, 2024 and 2023.

INDEX

Unaudited interim condensed consolidated financial statements as of March 31, 2024 and June 30, 2023, and for the three and nine month periods ended March 31, 2024 and 2023.

Unaudited interim condensed consolidated statements of financial position as of March 31, 2024 and June 30, 2023	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three and nine month periods ended March 31, 2024 and 2023	F-5

Unaudited interim condensed consolidated statements of changes in equity for the nine-month periods ended March 31, 2024 and 2023	F-6

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended March 31, 2024 and 2023	F-8

Notes to the unaudited interim condensed consolidated financial statements	F-11

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2024, and June 30, 2023

(Amounts in US$)

	Notes	03/31/2024	06/30/2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	16,361,199	48,129,194
Other financial assets	5.2	16,453,083	12,135,020
Trade receivables	5.3	211,185,318	158,006,474
Other receivables	5.4	30,686,962	28,824,998
Income and minimum presumed recoverable income taxes		1,381,839	9,444,898
Inventories	5.5	129,162,538	140,426,975
Biological assets	5.6	1,947,754	146,842
Total current assets		407,178,693	397,114,401

NON-CURRENT ASSETS
Other financial assets	5.2	444,725	444,909
Other receivables	5.4	2,074,238	2,546,241
Income and minimum presumed recoverable income taxes		5,575	16,286
Deferred tax assets	7	9,690,160	7,312,964
Investments in joint ventures and associates	11	42,306,321	39,296,810
Investment properties	5.10	560,783	3,589,749
Property, plant and equipment	5.7	74,563,591	67,853,835
Intangible assets	5.8	174,453,875	173,783,956
Goodwill	5.9	112,163,432	112,163,432
Right of use asset	14	12,688,949	13,936,575
Total non-current assets		428,951,649	420,944,757
Total assets		836,130,342	818,059,158

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2024, and June 30, 2023

(Amounts in US$)

LIABILITIES	Notes	03/31/2024	06/30/2023

CURRENT LIABILITIES
Trade and other payables	5.11	166,619,725	150,807,674
Borrowings	5.12	142,608,708	107,639,659
Employee benefits and social security	5.14	7,815,538	9,606,707
Deferred revenue and advances from customers	5.15	5,539,897	24,875,662
Income tax payable		3,958,922	509,034
Consideration for acquisition		2,949,273	1,415,099
Lease liabilities	14	3,480,295	3,858,699
Total current liabilities		332,972,358	298,712,534

NON-CURRENT LIABILITIES
Borrowings	5.12	20,475,005	60,670,946
Deferred revenue and advances from customers	5.15	2,779,695	2,057,805
Joint ventures and associates	11	—	622,823
Deferred tax liabilities	7	39,420,755	35,785,347
Provisions		773,713	891,769
Consideration for acquisition		2,664,730	3,578,157
Secured notes	5.13	79,722,978	75,213,146
Lease liabilities	14	8,791,543	10,030,524
Total non-current liabilities		154,628,419	188,850,517
Total liabilities		487,600,777	487,563,051

EQUITY
Equity attributable to owners of the parent		313,354,742	298,594,088
Non-controlling interest		35,174,823	31,902,019
Total equity		348,529,565	330,496,107
Total equity and liabilities		836,130,342	818,059,158

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three and nine month periods ended of March 31, 2024, and 2023

(Amounts in US$)

		Three-month period ended		Nine-month period ended
	Notes	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Revenues from contracts with customers	6.1	84,038,761	92,984,498	340,515,393	314,376,460
Initial recognition and changes in the fair value of biological assets at the point of harvest		(56,756)	620,894	281,372	972,371

Cost of sales	6.2	(41,337,736)	(36,137,759)	(201,664,054)	(170,954,896)
Changes in the net realizable value of agricultural products after harvest		170,811	(1,111,851)	(2,021,747)	(2,848,810)
Research and development expenses	6.3	(3,590,101)	(3,893,887)	(11,814,419)	(11,203,793)
Selling, general and administrative expenses	6.4	(27,089,241)	(23,987,655)	(92,187,026)	(84,306,143)
Share of profit or loss of joint ventures and associates	11	906,136	378,145	4,467,103	1,260,433
Other income or expenses, net	6.5	158,946	1,014,335	(2,239,292)	1,782,863
Operating profit		13,200,820	29,866,720	35,337,330	49,078,485

Financial cost	6.6	(7,235,352)	(5,488,591)	(18,713,202)	(18,027,923)
Other financial results	6.6	2,856,009	(2,089,237)	(480,187)	(7,578,400)
Profit before income tax		8,821,477	22,288,892	16,143,941	23,472,162

Income tax	7	955,832	5,189,627	(7,806,595)	(507,922)
Profit for the period		9,777,309	27,478,519	8,337,346	22,964,240

(Loss) profit for the period attributable to:
Equity holders of the parent		9,257,226	28,145,878	4,774,041	20,487,429
Non-controlling interests		520,083	(667,359)	3,563,305	2,476,811
		9,777,309	27,478,519	8,337,346	22,964,240
Profit per share
Basic profit attributable to ordinary equity holders of the parent	8	0.1473	0.4540	0.0760	0.3304
Diluted profit attributable to ordinary equity holders of the parent	8	0.1387	0.4462	0.0715	0.3248

Profit for the period		9,777,309	27,478,519	8,337,346	22,964,240

Other comprehensive (loss) income		193,599	(62,622)	(250,655)	554,285
Items that may be subsequently reclassified to profit and loss		193,599	(62,622)	(250,655)	554,285
Foreign exchange differences on translation of foreign operations from joint ventures		(1,136)	(100,292)	(239)	(122,238)
Foreign exchange differences on translation of foreign operations		194,735	37,670	(250,416)	676,523
Total comprehensive profit		9,970,908	27,415,897	8,086,691	23,518,525

Total comprehensive (loss) profit attributable to:
Equity holders of the parent		9,492,441	28,206,144	4,639,087	20,828,300
Non-controlling interests		478,467	(790,247)	3,447,604	2,690,225
		9,970,908	27,415,897	8,086,691	23,518,525

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended of March 31, 2024, and 2023

(Amounts in US$)

	Attributable to the equity holders of the parent
											Equity /
					Stock					Revaluation	(deficit)
			Changes in	Own	options		Cost of		Foreign	of PP&E	attributable
			non-	shares	and share		own		currency	and effect	to owners	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	parent	Interests	equity
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848
Share-based incentives	6	651,983	—	135,361	2,357,553	—	—	—	—	—	3,144,903	—	3,144,903
Business combination	1,640	153,357,564	—	—	1,620,140	—	—	—	—	—	154,979,344	—	154,979,344
Capitalization of convertible notes (Note 5.13)	153	12,211,485	—	—	—	—	—	—	—	—	12,211,638	—	12,211,638
Purchase of own shares	—	—	—	—	—	—	(26,539,505)	—	—	—	(26,539,505)	—	(26,539,505)
Issuance of convertible notes (Note 5.13)	—	—	—	—	—	9,109,516	—	—	—	—	9,109,516	—	9,109,516
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(452,129)	(452,129)
Profit for the period	—	—	—	—	—	—	—	20,487,429	—	—	20,487,429	2,476,811	22,964,240
Other comprehensive income	—	—	—	—	—	—	—	—	340,871	—	340,871	213,414	554,285
03/31/2023	6,436	325,040,538	(255,893)	(780,841)	7,745,618	9,285,261	(30,070,431)	(12,195,464)	1,310,273	1,007,272	301,092,769	33,178,371	334,271,140

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended of March 31, 2024, and 2023

(Amounts in US$)

	Attributable to the equity holders of the parent
					Stock					Revaluation	Equity /
			Changes	Own	options		Cost of		Foreign	of PP&E	(deficit)
			in non-	shares	and share		own		currency	and effect	attributable	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	to owners of	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	the parent	Interests	equity
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107
Share-based incentives	6	573,636	—	—	10,282,313	—	—	—	—	—	10,855,955	—	10,855,955
Purchase of own shares	—	—	—	—	—	—	(734,388)	—	—	—	(734,388)	—	(734,388)
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(174,800)	(174,800)
Profit for the period	—	—	—	—	—	—	—	4,774,041	—	—	4,774,041	3,563,305	8,337,346
Other comprehensive loss	—	—	—	—	—	—	—	—	(134,954)	—	(134,954)	(115,701)	(250,655)
03/31/2024	6,499	327,602,195	(255,893)	(780,841)	16,927,755	9,285,261	(31,287,979)	(9,128,976)	1,147,423	(160,702)	313,354,742	35,174,823	348,529,565

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended of March 31, 2024, and 2023

(Amounts in US$)

	Notes	03/31/2024	03/31/2023
OPERATING ACTIVITIES
Profit for the period		8,337,346	22,964,240

Adjustments to reconcile profit to net cash flows
Income tax	7	7,806,595	507,922
Financial results		19,193,389	25,606,323
Depreciation of property, plant and equipment	5.7	3,923,274	4,201,056
Amortization of intangible assets	5.8	8,235,478	7,958,605
Depreciation of leased assets	14	2,526,174	2,816,343
Transactional expenses		—	3,973,916
Share-based incentive and stock options		11,481,363	2,680,218
Share of profit or loss of joint ventures and associates	11	(4,467,103)	(1,260,433)
Loss of participation in joint ventures and associates	11	—	13,433
Provisions for contingencies		362,248	61,948
Allowance for impairment of trade debtors		463,688	510,243
Allowance for obsolescence		335,763	814,026
Initial recognition and changes in the fair value of biological assets		(281,372)	(972,371)
Changes in the net realizable value of agricultural products after harvest		2,021,747	2,848,810
Gain or loss on sale of equipment and intangible assets		(87,599)	(68,292)

Working capital adjustments
Trade receivables		(48,428,426)	(40,769,077)
Other receivables		(2,721,910)	(12,211,085)
Income and minimum presumed income taxes		4,623,067	(11,141,678)
Inventories and biological assets		7,577,552	(19,371,086)
Trade and other payables		16,662,579	(3,741,470)
Employee benefits and social security		(1,791,169)	320,004
Deferred revenue and advances from customers		(18,613,875)	24,123,896
Income taxes paid		—	(3,468,795)
Interest collected		1,408,277	4,777,712
Inflation effects on working capital adjustments		(107,285)	(94,393)
Net cash flows generated by operating activities		18,459,801	11,080,015

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended of March 31, 2024, and 2023

(Amounts in US$)

	Notes	03/31/2024	03/31/2023
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		167,868	107,155
Net cash received from business combination		—	4,373,265
Proceeds from financial assets		—	2,491,947
Investment in financial assets		(11,873,696)	(13,458,518)
Purchase of property, plant and equipment	5.7	(7,773,443)	(7,319,549)
Capitalized development expenditures	5.8	(7,867,528)	(8,479,784)
Purchase of intangible assets	5.8	(1,086,398)	(198,203)
Net cash flows used by investing activities		(28,433,197)	(22,483,687)

FINANCING ACTIVITIES
Proceeds from borrowings		139,750,796	180,832,115
Repayment of borrowings and financed payments		(131,671,711)	(127,855,172)
Interest payments		(16,806,711)	(12,841,462)
Other financial proceeds or payments, net		(1,800,597)	(5,009,457)
Purchase of own shares		(734,388)	(2,513,787)
Leased assets payments	14	(3,939,771)	(2,530,405)
Cash dividend distributed by subsidiary		(174,800)	(452,129)
Net cash flows (used) generated by financing activities		(15,377,182)	29,629,703

Net (decrease) increase in cash and cash equivalents		(25,350,578)	18,226,031

Inflation effects on cash and cash equivalents		(23,071)	(30,650)

Cash and cash equivalents as of beginning of the period	5.1	48,129,194	33,475,266
Effect of exchange rate changes on cash and equivalents		(6,394,346)	6,066,491
Cash and cash equivalents as of the end of the period	5.1	16,361,199	57,737,138

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Seasonality

5.	Information about components of unaudited interim condensed consolidated statement of financial position.

6.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.

7.	Taxation.

8.	Earnings per share.

9.	Equity information.

10.	Cash flow information.

11.	Joint ventures and associates.

12.	Segment information.

13.	Financial instruments – Risk management.

14.	Leases.

15.	Shareholders and other related parties’ balances and transactions.

16.	Key management personnel compensation.

17.	Share-based payments.

18.	Contingencies, commitments and restrictions on the distribution of profits.

19.	Events occurring after the reporting period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the nine-month period ended March 31, 2024, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2023.

Authorization for the issue of the consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of March 31, 2024, June 30, 2023 and for the three and nine month periods ended March 31, 2024 and 2023 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on May 29, 2024.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.
●Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

b)	Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

c)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

In previous years, the Group presented the sum of revenues from contracts with customers, initial recognition and changes in fair value of biological assets at the point of harvest, and changes in the net realizable value of agricultural products after harvest in a caption “Total” to assist investors to understand the performance of the Group’s comprehensive income for each fiscal year. As of the current period, that caption has been removed from the consolidated statements of comprehensive income to be aligned with comparable companies of the industry.

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2023.

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendment to IAS 12 –Deferred tax related to assets and liabilities arising from a single transaction.
-	International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)
-	Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies
-	Amendments to IAS 8-Definition of Accounting Estimates

These new standards and amendments did not have any material impact on the Group.

b)The following new standards are not yet adopted by the Group.

-	Amendments to IFRS 16- Lease Liability in a Sale and Leaseback. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS1 – Non- current liabilities with covenants. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Ratestitled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

-	Amendment to IAS 7 and IFRS 7 - Supplier Financing. The amendments are effective for annual periods beginning on or after January 1, 2024.

The above amendments are not expected to have material impact on the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard sets out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It is effective for annual periods beginning on or after January 1, 2027.

The Group is currently analyzing the potential impact of this standard on our financial statements.

4.    SEASONALITY

Our revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing market prices, which influence the purchase decisions of growers, the end users of our seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting, as well as growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Our portfolio is highly oriented to crop planting. Generally, our sales are concentrated in the third and fourth quarters of each calendar year, when demand for our seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their summer crops in South America, while winter crop season occurs in the Northern hemisphere. With our seed and integrated products business, we contract with growers and seed suppliers based upon our anticipated market demand. Generally, in our seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with our crop protection and our crop nutrition business following a similar cycle to the seed cycle. Milestone, royalty, and license revenues are also likely to fluctuate from period to period given the seasonality of agriculture and time required to progress from one milestone to the next.

Our seed and integrated products, crop protection and crop nutrition businesses are also affected by unpredictable weather conditions such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, as well as other hazardous situations beyond our control, which may cause our sales and operating results to fluctuate significantly. In addition, disruptions that cause delays by growers in harvesting or planting can result in the movement of orders to a future quarter, which also causes fluctuations in our quarterly operating results. Finally, some of our customers and distributors order in bulk only one or two times a year, which may further cause our seed product revenues to fluctuate from period to period.

5.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1.  Cash and cash equivalents

	03/31/2024	06/30/2023
Cash at bank and on hand	16,361,199	48,129,194
	16,361,199	48,129,194

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.2.  Other financial assets

	03/31/2024	06/30/2023
Current
Restricted short-term deposits	—	212,703
US Treasury bills	4,497,915	9,163,298
Mutual funds	9,304,234	1,596,539
Other investments	2,650,934	1,162,480
	16,453,083	12,135,020

	03/31/2024	06/30/2023
Non-current
Shares of Bioceres S.A.	444,410	444,635
Other investments	315	274
	444,725	444,909

5.3.  Trade receivables

	03/31/2024	06/30/2023
Current
Trade debtors	217,411,575	160,269,233
Allowance for impairment of trade debtors	(7,538,577)	(7,425,604)
Shareholders and other related parties (Note 15)	1,135,342	—
Allowance for credit notes to be issued	(3,955,767)	(3,694,019)
Trade debtors - Joint ventures and associates (Note 15)	—	865,627
Deferred checks	4,132,745	7,991,237
	211,185,318	158,006,474

The book value is reasonably approximate to the fair value given its short-term nature.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.4.  Other receivables

	03/31/2024	06/30/2023
Current
Taxes	6,044,470	6,113,764
Receivables for PP&E sales	—	156,423
Shareholders and other related parties (Note 15)	3,214,782	3,792,429
Other receivables - Joint ventures and associates (Note 15)	8,289,497	6,104,219
Prepayments to suppliers	6,795,008	10,956,831
Reimbursements over exports	—	10,558
Prepaid expenses and other receivables	4,919,413	1,302,221
Miscellaneous	1,423,792	388,553
	30,686,962	28,824,998

	03/31/2024	06/30/2023
Non-current
Taxes	701,475	873,699
Reimbursements over exports	1,120,625	1,290,227
Loans receivables	230,000	230,000
Miscellaneous	22,138	152,315
	2,074,238	2,546,241

5.5.  Inventories

	03/31/2024	06/30/2023
Seeds	591,889	1,542,159
Resale products	69,256,987	58,544,931
Manufactured products	28,389,645	25,881,761
Goods in transit	1,643,982	3,620,606
Supplies	18,545,213	24,893,187
Agricultural products	13,481,807	28,436,830
Allowance for obsolescence	(2,746,985)	(2,492,499)
	129,162,538	140,426,975

Net of agricultural products	115,680,731	111,990,145

5.6.  Biological assets

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the period	—	—	87,785	59,057	—	146,842
Initial recognition and changes in the fair value of biological assets at the point of harvest	(61,540)	3,790	231,523	106,605	994	281,372
Costs incurred during the period	1,391,813	774,400	—	—	137,682	2,303,895
Decrease due to harvest/disposals	—	(160,709)	(319,308)	(165,662)	(138,676)	(784,355)
Period ended March 31, 2024	1,330,273	617,481	—	—	—	1,947,754

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the period	—	—	44,413	12,900	—	57,313
Initial recognition and changes in the fair value of biological assets at the point of harvest	275,070	289,648	191,481	159,996	56,176	972,371
Costs incurred during the period	986,505	721,294	389,282	126,293	83,651	2,307,025
Decrease due to harvest/disposals	(158,356)	(70,510)	(625,176)	(299,189)	(139,827)	(1,293,058)
Period ended March 31, 2023	1,103,219	940,432	—	—	—	2,043,651

5.7.  Property, plant and equipment

Property, plant and equipment as of March 31, 2024 and June 30, 2023 included the following:

	03/31/2024	06/30/2023
Gross carrying amount	103,993,253	93,634,779
Accumulated depreciation	(29,429,662)	(25,780,944)
Net carrying amount	74,563,591	67,853,835

Net carrying amount for each class of assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	03/31/2024	06/30/2023
Office equipment	267,480	263,892
Vehicles	1,989,973	2,032,853
Equipment and computer software	171,674	174,399
Fixtures and fittings	2,279,558	2,862,949
Machinery and equipment	13,106,958	14,463,756
Land and buildings	38,673,141	36,144,792
Buildings in progress	18,074,807	11,911,194
Total	74,563,591	67,853,835

1.     Gross carrying amount as of March 31, 2024 is as follows:

	Gross carrying amount
	As of the
	beginning			Foreign	As of the
	of the			currency	end of the
Class	period	Additions	Disposals	translation	period
Office equipment	968,088	56,301	—	(2,938)	1,021,451
Vehicles	5,492,319	588,368	(63,744)	(83,135)	5,933,808
Equipment and computer software	974,509	152,174	(1,664)	(7,568)	1,117,451
Fixtures and fittings	7,663,899	11,085	—	(4,060)	7,670,924
Machinery and equipment	23,513,047	572,889	(115,211)	(76,764)	23,893,961
Land and buildings	43,111,723	3,228,807	—	(59,679)	46,280,851
Buildings in progress (a)	11,911,194	6,367,797	—	(204,184)	18,074,807
Total	93,634,779	10,977,421	(180,619)	(438,328)	103,993,253

(a)- Includes capitalized financial costs of $100,809 corresponding to the period ended March 31, 2024.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

2.     Accumulated depreciation as of March 31, 2024 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign	Accumulated
	beginning of			currency	as of the end
Class	the period	Disposals	Of the period	translation	of the period
Office equipment	704,196	—	51,251	(1,476)	753,971
Vehicles	3,459,466	(54,731)	635,040	(95,940)	3,943,835
Equipment and computer software	800,110	(1,664)	152,719	(5,388)	945,777
Fixtures and fittings	4,800,950	—	592,248	(1,832)	5,391,366
Machinery and equipment	9,049,291	(43,955)	1,789,498	(7,831)	10,787,003
Land and buildings	6,966,931	—	702,518	(61,739)	7,607,710
Total	25,780,944	(100,350)	3,923,274	(174,206)	29,429,662

3.     Gross carrying amount as of March 31, 2023 is as follows:

	Gross carrying amount
	As of the		Additions		Foreign	As of the
	beginning		from business		currency	end of the
Class	of the period	Additions	combination	Disposals	translation	period
Office equipment	908,004	32,165	—	—	3,068	943,237
Vehicles	5,261,979	263,773	—	(59,744)	2,180	5,468,188
Equipment and computer software	925,349	72,436	12,469	(61,603)	3,614	952,265
Fixtures and fittings	7,606,389	47,224	5,379	—	1,482	7,660,474
Machinery and equipment	13,017,830	1,547,046	7,047,496	(26,958)	2,243	21,587,657
Land and buildings	40,659,129	—	4,750,136	—	23,936	45,433,201
Buildings in progress (a)	3,142,774	5,297,301	1,285,092	—	61,249	9,786,416
Total	71,521,454	7,259,945	13,100,572	(148,305)	97,772	91,831,438

(a)- Includes capitalized financial costs of $ 59,604 corresponding to the period ended March 31, 2023.

4.      Accumulated depreciation as of March 31, 2023 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign	Accumulated
	beginning of		Of the	currency	as of the end
Class	the period	Disposals	period	translation	of the period
Office equipment	638,466	—	48,541	693	687,700
Vehicles	2,596,905	(59,744)	717,554	1,990	3,256,705
Equipment and computer software	693,673	(44,309)	107,642	2,313	759,319
Fixtures and fittings	4,059,470	—	553,608	711	4,613,789
Machinery and equipment	7,205,870	(5,389)	2,091,363	7,407	9,299,251
Land and buildings	6,418,745	—	682,348	317	7,101,410
Total	21,613,129	(109,442)	4,201,056	13,431	25,718,174

The depreciation charge is included in Notes 6.3 and 6.4. The Group has no commitments to purchase property, plant and equipment items.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.8.  Intangible assets

Intangible assets as of March 31, 2024 and June 30, 2023 included the following:

	03/31/2024	06/30/2023
Gross carrying amount	211,204,058	202,306,618
Accumulated amortization	(36,750,183)	(28,522,662)
Net carrying amount	174,453,875	173,783,956

Net carrying amount of each class of intangible assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	03/31/2024 (1)	06/30/2023 (1)
Seed and integrated products
HB4 soy and breeding program	33,806,586	31,679,681
Integrated seed products	2,658,346	2,841,008
Crop nutrition
Microbiological products	51,728,746	49,508,801
Other intangible assets
Trademarks and patents	56,737,786	59,760,753
Software	2,543,636	1,987,690
Customer loyalty	21,978,775	23,006,023
RG/RS/OX Wheat	5,000,000	5,000,000
Total	174,453,875	173,783,956
(1)	Includes $34.2 million as of March 31, 2024 and $27.4 million as of June 30, 2023 of intangible assets not subject to amortization.

1.      Gross carrying amount as of March 31, 2024 is as follows:

	Gross carrying amount
	As of the		Foreign	As of the
	beginning of		currency	end of the
Class	the period	Additions	translation	period
Seed and integrated products
HB4 soy and breeding program	34,958,425	3,409,547	—	38,367,972
Integrated seed products	3,219,808	—	(48,447)	3,171,361
Crop nutrition
Microbiological products	55,645,028	4,457,981	—	60,103,009
Other intangible assets
Trademarks and patents	67,653,234	36,249	—	67,689,483
Software	5,582,411	1,050,149	(8,039)	6,624,521
Customer loyalty	30,247,712	—	—	30,247,712
RG/RS/OX Wheat	5,000,000	—	—	5,000,000
Total	202,306,618	8,953,926	(56,486)	211,204,058

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

2.      Accumulated amortization as of March 31, 2024 is as follows:

	Amortization
	Accumulated		Foreign	Accumulated as
	as of beginning		currency	of the end of the
Class	of the period	Of the period	translation	period
Seed and integrated products
HB4 soy and breeding program	3,278,744	1,282,642	—	4,561,386
Integrated seed products	378,800	139,914	(5,699)	513,015
Crop nutrition
Microbiological products	6,136,227	2,238,036	—	8,374,263
Other intangible assets
Trademarks and patents	7,892,481	3,059,216	—	10,951,697
Software	3,594,721	488,422	(2,258)	4,080,885
Customer loyalty	7,241,689	1,027,248	—	8,268,937
Total	28,522,662	8,235,478	(7,957)	36,750,183

3.      Gross carrying amount as of March 31, 2023 is as follows:

	Gross carrying amount
	As of the		Additions from
	beginning		business	Foreign currency	As of the end of
Class	of the period	Additions	combination	translation	the period
Seed and integrated products
HB4 soy and breeding program	31,371,088	2,499,931	—	—	33,871,019
Integrated seed products	3,181,155	—	—	32,667	3,213,822
Crop nutrition
Microbiological products	8,855,421	5,979,853	39,613,280	3,064	54,451,618
Other intangible assets
Trademarks and patents	12,183,045	61,803	55,420,441	—	67,665,289
Software	5,176,373	136,400	—	12,488	5,325,261
Customer loyalty	28,462,475	—	1,785,237	—	30,247,712
RG/RS/OX Wheat	5,000,000	—	—	—	5,000,000
Total	94,229,557	8,677,987	96,818,958	48,219	199,774,721

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.     Accumulated amortization as of March 31, 2023 is as follows:

	Amortization
	Accumulated as		Foreign	Accumulated
	of beginning of		currency	as of the end
Class	the period	Of the period	translation	of the period
Seed and integrated products
HB4 soy and breeding program	1,568,554	1,270,163	—	2,838,717
Integrated seed products	43,997	34,439	1,921	80,357
Crop nutrition
Microbiological products	3,063,073	3,218,529	—	6,281,602
Other intangible assets
Trademarks and patents	3,916,004	67,578	—	3,983,582
Software	3,008,388	999,286	1,212	4,008,886
Customer loyalty	5,924,672	2,368,610	—	8,293,282
Total	17,524,688	7,958,605	3,133	25,486,426

The amortization charge is included in Notes 6.3 and 6.4.

5.9.  Goodwill

	03/31/2024	06/30/2023

Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,322	7,523,322
Pro farm Group, Inc.	76,089,749	76,089,749
Insumos Agroquímicos S.A.	470,090	470,090
	112,163,432	112,163,432

There were no indicators of goodwill impairment.

5.10. Investment properties

	03/31/2024	06/30/2023

Investment properties	560,783	3,589,749
	560,783	3,589,749

5.11. Trade and other payables

	03/31/2024	06/30/2023

Trade creditors	100,566,790	104,211,238
Shareholders and other related parties (Note 15)	90,765	35,292
Trade creditors - Parent company (Note 15)	206,962	644,191
Trade creditors - Joint ventures and associates (Note 15)	60,463,450	41,402,594
Taxes	5,192,702	3,561,058
Miscellaneous	99,056	953,301
	166,619,725	150,807,674

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.12. Borrowings

	03/31/2024	06/30/2023
Current
Bank borrowings	90,932,210	61,303,952
Corporate bonds	45,010,123	35,547,510
Trust debt securities	2,953,319	7,296,506
Net loans payables- Parents companies and related parties to Parent (Note 15)	3,713,056	3,491,691
	142,608,708	107,639,659
Non-current
Bank borrowings	13,840,284	10,663,266
Corporate bonds	5,071,823	50,007,680
Trust debt securities	1,562,898	—
	20,475,005	60,670,946

The carrying value of some borrowings as of March 31, 2024 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	03/31/2024		06/30/2023
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	90,932,210	89,596,837	61,303,952	57,209,155
Corporate Bonds	45,010,123	44,268,325	35,547,510	34,725,828

Non-current
Bank borrowings	13,840,284	13,010,039	10,663,266	10,374,646
Corporate Bonds	5,071,823	4,871,622	50,007,680	47,014,542

5.13. Secured Notes

Secured Guaranteed Notes

The carrying value of $26.5 million of the Secured Guaranteed Notes as of March 31, 2024 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $27 million.

Secured Convertible Guaranteed Notes

The carrying value of $53.2 million of the Secured Convertible Guaranteed Notes as of March 31, 2024 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $55.7 million.

Under the terms of the Secured Convertible Guaranteed Notes, the Group is in compliance with covenants.

5.14. Employee benefits and social security

	03/31/2024	06/30/2023
Salaries, accrued incentives, vacations and social security	7,731,620	9,388,639
Key management personnel (Note 15)	83,918	218,068
	7,815,538	9,606,707

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.15. Deferred revenue and advances from customers

	03/31/2024	06/30/2023
Current
Advances from customers	4,096,466	9,216,032
Deferred revenue	1,443,431	15,659,630
	5,539,897	24,875,662
Non-current
Advances from customers	110,285	620,893
Deferred revenue	2,669,410	1,436,912
	2,779,695	2,057,805

6.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

6.1.  Revenue from contracts with customers

	03/31/2024	03/31/2023
Sale of goods and services	324,017,247	281,274,372
Royalties	838,516	198,630
Right of use licenses	15,659,630	32,903,458
	340,515,393	314,376,460

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 15.

6.2.  Cost of sales

Item	03/31/2024	03/31/2023
Inventories as of the beginning of the period	111,990,145	78,759,610
Business combination	—	11,064,908
Purchases of the period	186,878,728	173,983,461
Production costs	18,690,702	20,705,305
Foreign currency translation	(214,790)	(59,173)
Subtotal	317,344,785	284,454,111
Inventories as of the end of the period (*)	(115,680,731)	(113,499,215)
Cost of sales	201,664,054	170,954,896

(*)Net of agricultural products.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.3.  R&D classified by nature

	Research and	Research and
	development	development
	expenses	expenses
Item	03/31/2024	03/31/2023
Amortization of intangible assets	3,669,870	3,407,314
Analysis and storage	5,302	34,135
Import and export expenses	—	850
Depreciation of property, plant and equipment	466,453	433,289
Freight and haulage	23,924	9,080
Employee benefits and social securities	3,847,298	3,515,918
Maintenance	220,228	430,497
Energy and fuel	8,337	104,181
Supplies and materials	1,418,048	1,678,527
Mobility and travel	157,561	211,183
Share-based incentives	394,997	122,222
Publicity and advertising	—	20,589
Professional fees and outsourced services	848,716	746,611
Professional fees related parties	163,008	237,864
Office supplies	527,956	79,459
Information technology expenses	26,716	38,436
Insurance	35,690	62,884
Depreciation of leased assets	—	46,772
Miscellaneous	315	23,982
Total	11,814,419	11,203,793

R&D capitalized (Note 5.8)	7,867,528	8,479,784
R&D profit and loss	11,814,419	11,203,793
Total	19,681,947	19,683,577

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.4.  Expenses classified by nature and function

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	03/31/2024
Amortization of intangible assets	111,190	4,454,418	4,565,608
Analysis and storage	570	156,402	156,972
Commissions and royalties	419,089	1,342,811	1,761,900
Import and export expenses	56,789	502,588	559,377
Depreciation of property, plant and equipment	2,014,248	1,442,573	3,456,821
Depreciation of leased assets	1,003,866	1,522,308	2,526,174
Impairment of receivables	—	463,688	463,688
Freight and haulage	1,006,879	9,326,846	10,333,725
Employee benefits and social securities	8,057,497	29,437,292	37,494,789
Maintenance	1,565,609	1,665,461	3,231,070
Energy and fuel	671,376	363,024	1,034,400
Supplies and materials	714,346	2,398,596	3,112,942
Mobility and travel	126,559	3,216,650	3,343,209
Publicity and advertising	1,735	3,434,408	3,436,143
Contingencies	43,598	318,650	362,248
Share-based incentives	445,153	10,641,213	11,086,366
Professional fees and outsourced services	1,496,057	6,257,187	7,753,244
Professional fees related parties	—	134,366	134,366
Office supplies and registrations fees	139,983	927,625	1,067,608
Insurance	158,218	1,602,483	1,760,701
Information technology expenses	31,175	2,821,390	2,852,565
Obsolescence	335,763	—	335,763
Taxes	288,287	9,611,667	9,899,954
Miscellaneous	2,715	145,380	148,095
Total	18,690,702	92,187,026	110,877,728

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	03/31/2023
Amortization of intangible assets	130,260	4,421,031	4,551,291
Analysis and storage	5,173	334,532	339,705
Commissions and royalties	122,275	1,304,013	1,426,288
Import and export expenses	188,051	510,368	698,419
Depreciation of property, plant and equipment	2,274,040	1,493,727	3,767,767
Depreciation of leased assets	320,024	2,449,547	2,769,571
Impairment of receivables	—	510,243	510,243
Freight and haulage	1,861,657	7,831,593	9,693,250
Employee benefits and social securities	9,428,993	27,655,561	37,084,554
Maintenance	1,100,483	1,408,342	2,508,825
Energy and fuel	998,752	269,725	1,268,477
Supplies and materials	791,071	794,865	1,585,936
Mobility and travel	95,638	3,147,898	3,243,536
Publicity and advertising	2,528	4,510,067	4,512,595
Contingencies	—	61,948	61,948
Share-based incentives	73,165	2,484,831	2,557,996
Professional fees and outsourced services	2,100,245	10,217,378	12,317,623
Professional fees related parties	—	53,501	53,501
Office supplies and registrations fees	54,041	999,428	1,053,469
Insurance	130,800	2,310,796	2,441,596
Information technology expenses	20,550	2,322,092	2,342,642
Obsolescence	814,026	—	814,026
Taxes	193,533	8,710,646	8,904,179
Miscellaneous	—	504,011	504,011
Total	20,705,305	84,306,143	105,011,448

6.5.  Other income or expenses, net

	03/31/2024	03/31/2023
Net result from commercialization of agricultural products	(2,718,633)	698,517
Expenses recovery	319,843	482,034
Other income or expenses, net	159,498	602,312
	(2,239,292)	1,782,863

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.6.  Finance results

	03/31/2024	03/31/2023
Financial costs
Interest expenses with the Parents (Note 15)	(255,816)	(426,667)
Interest expenses	(16,656,789)	(15,578,825)
Financial commissions	(1,800,597)	(2,022,431)
	(18,713,202)	(18,027,923)

Other financial results
Exchange differences generated by assets	(17,368,288)	(16,859,096)
Exchange differences generated by liabilities	25,808,288	11,615,309
Changes in fair value of financial assets or liabilities and other financial results	(9,928,530)	(2,926,589)
Net gain of inflation effect on monetary items	1,008,343	591,976
	(480,187)	(7,578,400)

7.    TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	03/31/2024	03/31/2023
Current tax expense	(7,016,611)	(1,452,477)
Deferred tax	(789,984)	944,555
Total	(7,806,595)	(507,922)

	03/31/2024	03/31/2023
Beginning of the period deferred tax	(28,472,383)	(24,994,569)
Additions for business combination	—	(16,704,771)
Charge for the period	(789,984)	944,555
Conversion difference	(468,228)	(810,767)
Total net deferred tax	(29,730,595)	(41,565,552)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	03/31/2024	03/31/2023
Earning before income tax-rate	16,143,941	23,472,162
Income tax expense by applying tax rate in force in the respective countries	(4,121,315)	(1,139,677)
Share of profit of subsidiaries, joint ventures and associates	1,503,115	202,534
Stock options charge	(2,257,743)	(434,439)
Non-deductible expenses	(397,162)	(180,850)
Unrecognized deferred tax	—	(8,024)
Tax inflation adjustment	8,722,532	5,587,101
Result of inflation effect on monetary items and other finance results	(11,256,022)	(4,367,390)
Other tax benefit	—	183,917
Others	—	(351,094)
Income tax expenses	(7,806,595)	(507,922)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows.

		Weight average
	Earnings before	applicable tax	Income tax as of
Tax jurisdiction	income tax-rate	rate	March 31, 2024
Low or null taxation jurisdictions	9,509,610	0.0%	—
Profit-making entities	31,083,400	34.0%	10,583,572
Loss-making entities	(24,449,069)	26.4%	(6,462,257)
	16,143,941		4,121,315

		Weight average
	Earnings before	applicable tax	Income tax as of
Tax jurisdiction	income tax-rate	rate	March 31, 2023
Low or null taxation jurisdictions	24,291,640	0.0%	—
Profit-making entities	14,398,735	31.0%	4,464,256
Loss-making entities	(15,218,213)	21.8%	(3,324,580)
	23,472,162		1,139,677

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

8.   EARNING PER SHARE

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	Three-month period ended		Nine-month period ended
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Numerator
Profit for the period (basic EPS)	9,257,226	28,145,878	4,774,041	20,487,429
Profit for the period (diluted EPS)	9,257,226	28,145,878	4,774,041	20,487,429
Denominator
Weighted average number of shares (basic EPS)	62,837,668	62,002,011	62,837,668	62,002,011
Weighted average number of shares (diluted EPS)	66,761,225	63,079,523	66,761,225	63,079,523

Basic profit attributable to ordinary equity holders of the parent	0.1473	0.4540	0.0760	0.3304
Diluted profit attributable to ordinary equity holders of the parent	0.1387	0.4462	0.0715	0.3248

For the three month and nine-month period ended March 31, 2024 and 2023, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and the convertible notes.

The stock options, from share-based incentives, were included in the diluted EPS calculation for the three and nine-month period ended March 31, 2024 and 2023 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the three and nine-month period ended March 31, 2024 because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

9.   EQUITY INFORMATION

Capital issued

As of March 31, 2024, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 62,845,314 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 3,930,345 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,258,016 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

10.   CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	03/31/2024	03/31/2023
Investment activities
Net assets acquisition by business combination	—	152,070,313
Investment in-kind in other related parties (Note 15)	2,115,109	1,429,089
Capitalization of interest on buildings in progress	100,809	59,604
Reclassification from investment properties to property, plant and equipment	3,103,169	—
Sale of Moolec Science S.A. equity investment (Note 11)	(900,000)	—
	4,419,087	153,559,006

	03/31/2024	03/31/2023
Financing activities
Capitalization of convertible notes (Note 5.13)	—	12,211,638
Purchase of own shares	—	(24,025,718)
	—	(11,814,080)

11.   JOINT VENTURES AND ASSOCIATES

	03/31/2024	06/30/2023
Assets
Synertech Industrias S.A.	39,942,506	36,026,710
Trigall Genetics S.A.	8,534	—
Alfalfa Technologies S.R.L.	36,503	36,502
Moolec Science S.A.	2,318,778	3,233,598
	42,306,321	39,296,810

	03/31/2024	06/30/2023
Liabilities
Trigall Genetics S.A.	—	622,823
	—	622,823

Changes in joint ventures investments and affiliates:

	03/31/2024	03/31/2023
As of the beginning of the period	38,673,987	37,836,144
Share-based incentives	65,470	3,825
Sale of equity investment - Indrasa Biotecnología S.A.	—	(13,433)
Sale of equity investment - Moolec Science S.A.	(900,000)	—
Foreign currency translation	(239)	(122,238)
Share of profit or loss	4,467,103	1,260,433
As of the end of the period	42,306,321	38,964,731

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Share of profit or loss of joint ventures and affiliates:

	03/31/2024	03/31/2023
Trigall Genetics S.A.	631,357	496,934
Synertech Industrias S.A.	3,915,797	337,543
Moolec Science S.A.	(80,051)	482,989
Indrasa Biotecnología S.A.	—	(57,033)
	4,467,103	1,260,433

12.   SEGMENT INFORMATION

The tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Period ended March 31, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	61,996,719	173,971,462	103,708,696	339,676,877
Royalties	838,516	—	—	838,516
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	281,372	—	—	281,372
Total	63,116,607	173,971,462	103,708,696	340,796,765

Cost of sales	(42,331,794)	(110,242,995)	(49,089,265)	(201,664,054)
Gross profit per segment	20,784,813	63,728,467	54,619,431	139,132,711
% Gross margin	33%	37%	53%	41%

	Seed and
	integrated	Crop	Crop
Period ended March 31, 2023	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	35,747,136	160,300,954	118,129,740	314,177,830
Royalties	198,630	—	—	198,630
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	145,985	448,227	378,159	972,371
Total	36,091,751	160,749,181	118,507,899	315,348,831

Cost of sales	(15,876,212)	(106,523,851)	(48,554,833)	(170,954,896)
Gross profit per segment	20,215,539	54,225,330	69,953,066	144,393,935
% Gross margin	56%	34%	59%	46%

As of the current period, changes in the net realizable value of agricultural products after harvest have been excluded from segment information since those results depend on market fluctuations which are beyond the Group’s operating control. The Group has recast the comparative amounts.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

13.   FINANCIAL INSTRUMENTS – RISK MANAGEMENT

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of March 31, 2024, and June 30, 2023.

Financial assets by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	03/31/2024	06/30/2023	03/31/2024	06/30/2023
Cash and cash equivalents	16,361,199	48,129,194	—	—
Other financial assets	444,725	657,612	16,453,083	11,922,317
Trade receivables	211,185,318	158,006,474	—	—
Other receivables (*)	14,300,834	12,124,724	—	—
Total	242,292,076	218,918,004	16,453,083	11,922,317
(*)	Advances expenses and tax balances are not included.

Financial liabilities by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	03/31/2024	06/30/2023	03/31/2024	06/30/2023
Trade and other payables	161,473,722	142,582,166	5,146,003	8,225,508
Borrowings	163,083,713	168,310,605	—	—
Secured notes	79,722,978	75,213,146	—	—
Lease liability	12,271,838	13,889,223	—	—
Consideration for acquisition of assets	5,614,003	4,993,256	—	—
Total	422,166,254	404,988,396	5,146,003	8,225,508

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Financial instruments measured at fair value

Measurement at fair value at 03/31/2024	Level 1	Level 2	Level 3

Financial assets at fair value
US Treasury bills	4,497,915	—	—
Mutual funds	9,304,234	—	—
Other investments	2,650,934	—	—
Financial liability at fair value
Trade and other payables	—	5,146,003	—

Measurement at fair value at 06/30/2023	Level 1	Level 2	Level 3

Financial assets at fair value
US Treasury bills	9,163,298	—	—
Mutual funds	1,596,539	—	—
Other investments	1,162,480	—	—
Financial liability at fair value
Trade and other payables	—	8,225,508	—

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.12).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of March 31, 2024:

Net foreign currency position	03/31/2024
Amount expressed in US$	(16,326,836)

Considering only this net currency exposure as of March 31, 2024 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended March 31, 2024 would have resulted in a net pre-tax loss or gain of approximately $1.6 million.

14. LEASES

Right-of-use leased asset	03/31/2024	06/30/2023
Book value at the beginning of the period/year	21,163,192	15,828,032
Additions of the period/year	2,146,418	3,154,950
Additions from business combination	—	3,005,000
Disposals	(1,375,665)	(1,839,921)
Exchange differences	(426,105)	1,015,131
Book value at the end of the period/year	21,507,840	21,163,192

Depreciation	03/31/2024	06/30/2023
Book value at the beginning of the period/year	7,226,617	3,684,006
Depreciation of the period/year	2,526,174	3,565,894
Disposals	(921,505)	(171,870)
Exchange differences	(12,395)	148,587
Accumulated depreciation at the end of the period/year	8,818,891	7,226,617
Total	12,688,949	13,936,575

Lease liability	03/31/2024	06/30/2023
Book value at the beginning of the period/year	13,889,223	11,751,284
Additions of the period/year	2,146,418	3,154,950
Additions from business combination	—	3,245,000
Interest expenses, exchange differences and inflation effects	175,968	(406,494)
Payments of the period/year	(3,939,771)	(3,855,517)
Total	12,271,838	13,889,223

Lease Liabilities	03/31/2024	06/30/2023
Non-current	8,791,543	10,030,524
Current	3,480,295	3,858,699
Total	12,271,838	13,889,223

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The recognized right-of-use assets relate to the following types of assets:

	03/31/2024	06/30/2023
Machinery and equipment	3,655,741	3,655,741
Vehicles	1,372,597	1,475,581
Equipment and computer software	1,036,258	903,306
Land and buildings	15,443,244	15,128,564
	21,507,840	21,163,192

The incremental borrowing rate used was 2.34 % in US$ and 12.81% in reais.

15.   SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended March 31, 2024, and 2023, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the period ended
Party	Transaction type	03/31/2024	03/31/2023
Joint ventures and associates	Sales and services	19,404,971	24,927,813
Joint ventures and associates	Purchases of goods and services	(20,951,684)	(48,561,129)
Key management personnel	Salaries, social security benefits and other benefits	(4,425,476)	(3,963,332)
Key management personnel	Sales and services	—	572,136
Shareholders and other related parties	Sales of goods and services	7,156,388	597,950
Shareholders and other related parties	Purchases of goods and services	(1,401,698)	(2,239,972)
Shareholders and other related parties	In-kind contributions	2,115,109	1,429,089
Shareholders and other related parties	Interest expenses	—	19,513
Parent company and related parties to Parent (Note 6.6)	Interest expenses	(255,816)	(426,667)
Total		1,641,794	(27,644,599)

		Amounts receivable from related parties
Party	Transaction type	03/31/2024	06/30/2023
Shareholders and other related parties	Trade debtors	1,135,342	—
Shareholders and other related parties	Other receivables	3,214,782	3,792,429
Joint ventures and associates	Trade debtors	—	865,627
Joint ventures and associates	Other receivables	8,519,497	6,334,219
Total		12,869,621	10,992,275

		Amounts payable to related parties
Party	Transaction type	03/31/2024	06/30/2023
Parent company and related parties to Parent	Trade creditors	(206,962)	(644,191)
Parent company and related parties to Parent	Net loans payables	(3,713,056)	(3,491,691)
Key management personnel	Salaries, social security benefits and other benefits	(83,918)	(218,068)
Shareholders and other related parties	Trade and other payables	(90,765)	(35,292)
Joint ventures and associates	Trade creditors	(60,463,450)	(41,402,594)
Total		(64,558,151)	(45,791,836)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

16.   KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the period ended March 31, 2024, and 2023.

	03/31/2024	03/31/2023

Salaries, social security and other benefits	1,472,483	1,283,114
Share-based incentives	2,952,993	2,680,218
Total	4,425,476	3,963,332

17.   SHARE-BASED PAYMENT

Pursuant to the 2023 Omnibus Equity Incentive Plan approved on May 12, 2023, in August 2023 the Board has granted the following stock options plan to certain directors, executives and management of the Group.

-	Past Share Option plan: immediately vested options with a strike price between $11.93 and $13.24.
-	Base Share Option plan: to vest and become exercisable in equal installments on June 30, 2023, June 30, 2024, and June 30, 2025, with a strike price between $10.47 and $10.79.
-	Performance Share Option plan: to vest and become exercisable if the Group’s fiscal year 2025 EBITDA reaches at least US$120 million, at 0% of the award, and linearly thereafter up to 100% of the awarded options when reaching at least US$150 million. These options have also a strike price of between $10.47 and $10.79.

The fair value of the stock options at the grant date was estimated using the “Black-Scholes” model considering the terms and conditions under which the stock options were granted and adjusted to consider the possible dilutive effect of the future exercise of options. As of March 31, 2024, the expenses associated with share-based incentive plans are included in results within “Share-based incentives” along with the associated increase in net worth.

18.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2023.

19.   EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to March 31, 2024, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.